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                              May 19, 2020

       Anil Doradla
       Chief Financial Officer
       Grid Dynamics Holdings, Inc.
       5000 Executive Parkway, Suite 520
       San Ramon, CA 94583

                                                        Re: Grid Dynamics
Holdings, Inc.
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2020
                                                            Filed May 11, 2020
                                                            File No 001-38685

       Dear Mr. Doradla:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended March 31, 2020

       Item 4. Controls and Procedures
       Evaluation of Disclosure Controls and Procedures, page 25

   1. Please explain to us how you determined that your disclosure controls and procedures
                                                        (DCP) were effective,
particularly considering you have identified an unremediated material weakness
related to lack of sufficient resources with appropriate depth and experience to interpret
complex accounting guidance and prepare financial statements and related disclosures in
accordance with GAAP. In this regard, DCPs often include those components of internal
control over financial reporting (ICFR) which provide reasonable assurance that
transactions are recorded as necessary to permit the preparation of financial statements in
accordance with GAAP. While we acknowledge that you have not yet been required to conduct an
evaluation of ICFR, please tell us how you determined that the material weakness you
identified would not be considered a component of ICFR that is also included in
disclosure controls and procedures. We refer you to Sections II.D and E
 Anil Doradla
Grid Dynamics Holdings, Inc.
May 19, 2020
Page 2
         of SEC Release 33-8238 available on our website at: https://www.sec.gov/rules/final/33-
         8238.htm#iid.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joyce Sweeney, Staff Accountant at 202-551-3449 or Kathleen Collins,
Accounting Branch Chief, at 202-551-3499 with any questions.



FirstName LastNameAnil Doradla                               Sincerely,
Comapany NameGrid Dynamics Holdings, Inc.
                                                             Division of
Corporation Finance
May 19, 2020 Page 2                                          Office of
Technology
FirstName LastName